March 9, 2015

Mr. Kevin W. Vaughn

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	Nomura Holdings, Inc.
Form 20-F for the Fiscal Year Ended March 31, 2014
Filed June 26, 2014
File No. 001-15270

Dear Ms. Hayes:

Thank you for your letter dated March 3, 2015, with respect to the above-referenced filing.

We are currently in the process of compiling a response to your letter and believe that we will be able to submit the response by no later than March 31, 2015. Thank you for your kind understanding and please feel free to contact us if you have any questions regarding the above.

Very truly yours,

/s/ Shigesuke Kashiwagi
Shigesuke Kashiwagi
Chief Financial Officer

cc:	Robert Klein (Division of Corporation Finance, U.S. Securities and Exchange Commission)

Izumi Akai
(Sullivan & Cromwell LLP)

Tadayuki Matsushige
(Ernst & Young ShinNihon LLC)